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                                                                    Exhibit 99.1


PRESS RELEASE
                                                [CELANESE LOGO]
                                                Date:   March 16, 2001
                                                Contact: Dr. Kirstin Henze
                                                Telephone:  +49 (0)69 305-84149
                                                e-mail: henzek@celanese.de

                                                Ralf Christner
                                                Telephone: +49 (0)69 305-84040
                                                e-mail: R.Christner@Celanese.com

CELANESE LIFTS FORCE MAJEURE AND RESUMES FULL SUPPLY OF ACETIC ACID AND VAM TO ASIAN CUSTOMERS

Celanese Chemicals today announced that it is now in a position to fully resume the supply of acetic acid and vinyl acetate to its Asian customers. In September, Celanese had declared force majeure due to an outside supplier's inability to produce a reliable, ongoing supply of carbon monoxide (CO) to the Singapore plant. Recently, the CO supply has improved and the plant has increased its production rate.

Celanese Chemicals, a business of Celanese AG, is a world leader in basic organic chemicals for further industrial processing. In 2000, Celanese Chemicals generated turnover of approximately 3.2 billion Euro and had around 6,000 employees. In Europe the company has production sites in Oberhausen and Frankfurt-Hoechst (Germany) as well as in Tarragona (Spain). In 2000,
Celanese AG generated turnover of approximately 5.2 billion Euro and has around 13,200 employees.